FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 5, 2003

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Michael Berg Secretary	12490 Sunrise Valley Drive Reston, VA 20196-0001 USA Phone: 703-689-6299 Phone: 703-689-6299 Fax: 703-689-6690

04-08-2003

Bertrand Lebret
7, rue du Plateau Saint Antoine
78150 Le Chesnay

Re: Response to Questions Submitted at 24 July 2003 Equant N.V. EGM

Dear Mr. Lebret,

This letter responds to the inquiries you made at the 24 July 2003 Extraordinary General Meeting. This letter shall be made available for public viewing at Equant, N.V.'s headquarters in Amsterdam and filed with the U.S. Securities Exchange Commission.

Response To Questions:

1. During the Extraordinary General Meeting, held the 27th June 2001, 4 questions were asked to the Board. The third one was related to the audit of the different branches of Global One BV and not only the 4 Dutch Holdings. Mr. John S. Allkins promised that this work had to be and should be done. Has this audit been done? If yes, is it available for the Shareholders?

All statutory companies must be audited. As a matter of company policy audit reports are not released to the public.

2. During the investor meeting held the 1st October 2001, Mr. Caclin proposed some medium term (12 - 18 months) objectives. One of them was called "legal structure rationalization". Why is the French company, Global One Communications SA (RCS 410 065 351) still functioning? Till when?

Global One Communications, S.A. is one of 68 local country subsidiaries designated for integration. In 2002, we completed 50 of the 68 countries designated for integration. The Global One SA integration will be completed in due course as part of the integration project.

3. Another objective of Mr. Caclin was to "enhance the profitability". During the 2002 exercise, the amount of losses, 589M$, has represented 20% of the Sales, 2973 M$. In 1999 and 2000, the ratio (losses/sales) was 66% at Global One BV. Does Mr. Caclin want to reach the same level of "performance" within Equant?

Despite the general economic conditions Equant remains competitive and continues to win new customers. The most recent survey by the Yankee Group scored Equant highest among nine global carriers as a result of our focused and consistent strategy in the enterprise market; our extensive European and Global network with its significant in country reach and our front line position in IP VPNs. In the first six months of this financial year our cost reduction plan worked well and has delivered significant benefits. As a result of reducing our direct costs, gross profit improved by $58 million, and we have reduced sales, general and administration expenses by $25 million. We will continue to reduce costs in our drive to achieve profitability against the background of a difficult economic environment.
  The Tribunal of Grande Instance (TGI) of Paris has condemned in December 2002 the Global One SA Company to pay 260 of its employees the Participation Funds for the 1997, 1998 and 1999 exercises. Have the corresponding unexpected expenses been provisioned by your accountants? For what amount?

Global One SA satisfied the requirements of the Tribunal of Grande Instance order issued earlier this year and made all appropriate provisions.

Sincerely,

/s/Michael Berg

Secretary

CONTACTS:

Equant Media Relations	Equant Investor Relations
North and Latin America	Europe
Fredric Emmert	Ashley Rayfield
+1 703 689 6010	+44 208 321 4581
fredric.emmert@equant.com	ashley.rayfield@equant.com

Europe	Europe
Frédéric Gielec	Isabelle Guibert
+33 1 46 46 21 89	+33 1 46 46 99 53
frederic.gielec@equant.com	isabelle.guibert@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom
Nilou du Castel
Responsible Presse Groupe France Telecom
+33 1 44 44 93 93
Nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+ 33 1 44 44 93 93
Caroline.chaize@francetelecom.com